PIMCO FLOATING RATE STRATEGY FUND

1345 Avenue of the Americas, 47th Floor

New York, New York 10105

December 14, 2004

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W. – Room 1004

Washington, DC 20549

Attention:	Brion Thompson, Esq.

Re:	PIMCO Floating Rate Strategy Fund (the “Fund”)

Registration Statement on Form N-2

(Reg. Nos. 811-21601 and 333-120227)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, the Fund respectfully requests that the effectiveness of the above-referenced registration statement on Form N-2 be accelerated to 10 a.m. on December 16, 2004, or as soon thereafter as practicable.

As requested, we acknowledge the following: (i) should the SEC or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (ii) the action of the SEC or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Fund may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

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Very truly yours,

PIMCO FLOATING RATE STRATEGY FUND

/s/ Brian S. Shlissel
Brian S. Shlissel
President and Chief Executive Officer

December 14, 2004

Mr. Brion Thompson

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	PIMCO Floating Rate Strategy Fund (the “Fund”)

Form N-2 Registration Statement No. 333-120227

Investment Company Act File No. 811-21601

Dear Mr. Thompson:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we on behalf of the several underwriters, wish to advise you that the amended Registration Statement, Form N-2 as filed on December 15, 2004, and Preliminary Prospectus dated December 15, 2004, will be distributed during the period December 15, 2004 through pricing on December 16, 2004 as follows: approximately 350 copies of the Preliminary Prospectus and a limited number of Registration Statements will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act, the undersigned, on behalf of the underwriters of the offering of up to 3,840 preferred shares of beneficial interest of the Fund, Series M, 3,840 preferred shares of beneficial interest of the Fund, Series T, 3,840 preferred shares of beneficial interest of the Fund, Series W, 3,840 preferred shares of beneficial interest of the Fund, Series TH, and 3,840 preferred shares of beneficial interest of the Fund, Series F, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective on December 16, 2004, at 10 a.m. or as soon as possible thereafter.

Very truly yours,

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

On behalf of the several Underwriters

By: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

/s/ Michele Allong
Authorized Signatory